05042227

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-38931

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINANCIAL PRODUCT RESOURCES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

560 SYLVAN AVENUE
(No. and Street)

ENGLEWOOD CLIFFS (City) NEW JERSEY (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED KARAGOSIAN (201) 567-9255
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GAREN & COMPANY
(Name - *if individual, state last, first, middle name*)

560 SYLVAN AVENUE (Address) ENGLEWOOD CLIFFS (City) NEW JERSEY (State) 07632 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 3 2005
WASH, D.C. 202

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred KARAGOSIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCIAL PRODUCT RESOURCES, INC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fred Karagosian
Signature

President
Title

Jean M. Karagosian
Notary Public

JEAN M. KARAGOSIAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 2, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Revised Page 7 showing correction on Footnote 3 and Revised Page 8 showing correction on Footnote 7

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Garen & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS

560 Sylvan Avenue
Englewood Cliffs
New Jersey 07632
(201) 894-9110
(212) 513-7111

Fax (201) 894-9088
www.garencpa.com

April 28, 2005

Mr. Fred Karagosian
Financial Product Resources, Inc.
560 Sylvan Avenue
Englewood Cliffs, NJ 07632

Re: Revised 2004 Financial Statements

Dear Mr. Karagosian:

As a result of the inquiry made by the NASD in their letter dated March 14, 2005 we became aware of facts which require us to revise the notes to the financial statements of Financial Product Resources, Inc. dated February 16, 2005 and originally issued to you on February 22, 2005. Note 3, Related Party Transactions, was changed to reflect the amendment dated April 15, 2004 to the shared expense agreement which increased the monthly payment amount from $4,500 to $5,200. Note 7, Commitment, was revised to include the lease payments due in 2005 of $40,583 so the total minimum payments required was increased from $27,055 to $67,638.

There were no other changes made to the financial statements or the supplementary information as a result of the revision of the Notes. Please advise any persons who may rely on the Financial Statements of the changes made to Notes 3 and 7.

Garen & Company LLC

Garen & Company LLC

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

2. **Investment in Marketable Securities**

The investments (trading securities) are made up of equities and are presented in the financial statements in accordance with the Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities:

Beginning balance, at cost	$ 63,413
Purchase of additional investments	14,592
Redemption, at cost, of investments	(22,253)
Ending balance, at cost	$ 55,752
Approximates market value	57,443
Gross unrealized holding gain at end of year	1,691
Gross unrealized holding gain at beginning of year	7,485
Net unrealized holding loss	($ 5,794)

Included in investments was a cash balance of $25,000 for 2004, being held in the Pershing Escrow account. Gains and losses are computed as of the trading date.

3. **Related Party Transactions**

The Company shares office space and staff with Karagosian Financial Services, whose owner is also a shareholder in Financial Product Resources, Inc. An agreement amended April 15, 2004 provides for a monthly payment of $5,200, plus health insurance, for the officer, from Karagosian Financial Services for the use of shared services. The effective date of the original agreement was August 1, 1994. The agreement is subject to change by mutual agreement of both parties.

4. **Subordinated Loans**

The Company has no subordinated loans at December 31, 2004.

FINANCIAL PRODUCT RESOURCES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $111,248 which was $106,248 in excess of the required minimum net capital. The Company's net capital ratio at December 31, 2004 was .01 to 1.

6. **Pension Plan**

Financial Product Resources, Inc. has a 401(k) plan amended effective January 1, 2002 to adopt a Safe Harbor Plan. The plan permits employee contributions as allowed by the Internal Revenue Code. The employer matching contribution is 100% up to the first 3% of employee compensation and 50% for the next 2%. The 2004 contribution is $7,799.

7. **Commitment**

Financial Product Resources, Inc. leases its office space. The following is a schedule of future rental payments required under the operating lease that have remaining noncancellable lease terms in excess of one year at December 31, 2004 (see note 3):

Year ending December 2005	$ 40,583
2006	27,055
Total minimum payments required	$ 67,638